Form 10-K405, Exhibit 13
period 1995-12-31
RAYMOND CORP
filed 1996-04-01
CIK 82231

Financial Highlights

                                                    1995              1994
                                                    ----              ----
Annual Data
Total Revenues                                  $285,383,014      $229,546,715
Net Income                                        13,073,935         9,727,271
Net Income Per Share (Primary)                          1.91              1.46
Net Income Per Share (Fully Diluted)                    1.52              1.20
Orders Received                                  258,908,988       243,654,325
Order Backlog                                     65,640,311        78,119,410

Year End Data
Total Assets                                     249,927,169       204,375,744
Manufacturing Working Capital                     60,139,163        46,617,420
Manufacturing Current Ratio                         2.8 to 1          2.5 to 1
Long-Term Obligations                             84,547,500        70,545,500
Shareholders' Equity                             101,334,238        80,999,715
Book Value per Common Share                            14.31             12.16
Ratio of Long-Term Obligations
  to Total Capital                                  .45 to 1          .47 to 1
Number of Shareholders of Record                       2,428             2,477
Number of Employees                                    1,507             1,498
Revenues per Employee                                189,372           153,235




   $300---------------------------------------------
                                          --285.4
                                          |
    250-----------------------------------|--------
I                        --229.5          |
N                         |               |
    200-------------------|---------------|--------
            --171.9       |               |
M           |             |               |
I   150-----|-------------|---------------|--------
L           |             |               |
L           |             |               |
I   100-----|-------------|---------------|--------
O           |             |               |
N           |             |               |
S    50-----|-------------|---------------|--------
            |             |               |
            |             |               |
      0-----|-------------|---------------|--------
           1993          1994            1995

                    Total Revenues




   $14.0--------------------------------------------
                                          --13.1
                                           |
    12.0-----------------------------------|--------
I                                          |
N                                          |
    10.0-----------------------------------|--------
                          --9.7            |
M                          |               |
I    8.0-------------------|---------------|--------
L                          |               |
L                          |               |
I    6.0-------------------|---------------|--------
O           --5.0          |               |
N            |             |               |
S    4.0-----|-------------|---------------|--------
             |             |               |
             |             |               |
     2.0-----|-------------|---------------|--------
             |             |               |
             |             |               |
     0.0-----|-------------|---------------|--------
           1993          1994            1995

                    Net Income

Financial Summary: Current and Ten Year
The Raymond Corporation and Subsidiaries





(Dollars in thousands, except per share data)
Years ended December 31,                              1995         1994         1993         1992         1991         1990
- -------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
  Net sales, leasing and rental revenues ......   $  282,570   $  226,727   $  169,489   $  146,662   $  138,824   $  145,525
  Other income ................................        2,813        2,820        2,460        2,071        1,871        1,823
                                                  -----------------------------------------------------------------------------
  Total revenues ..............................      285,383      229,547      171,949      148,733      140,695      147,348
                                                  -----------------------------------------------------------------------------
  Cost of sales and rentals ...................      213,175      170,831      127,911      109,716      109,180      109,953
  Expenses ....................................       44,722       36,621       31,282       27,586       28,725       28,930
  Interest expense:
     Lease financing ..........................        2,950        2,192        3,044        3,391        3,590        3,792
     Other ....................................        3,721        3,950        1,765        1,567        2,032        2,151
                                                  -----------------------------------------------------------------------------
  Total costs and expenses ....................      264,568      213,594      164,002      142,260      143,527      144,826
                                                  -----------------------------------------------------------------------------
                                                      20,815       15,953        7,947        6,473       (2,832)       2,522
  Income tax expense (benefit) ................        8,088        6,428        3,202        2,664         (930)       1,092
                                                  -----------------------------------------------------------------------------
  Income (loss) before equity in earnings of
     unconsolidated investees .................       12,727        9,525        4,745        3,809       (1,902)        1,430

  Net equity earnings _ unconsolidated
     investees ................................          347          202          262          152          377          503
                                                  -----------------------------------------------------------------------------
  Income (loss) from continuing operations ....       13,074        9,727        5,007        3,961       (1,525)        1,933
  Income (loss) from discontinued operations ..            _            _            _            _            _            _
                                                  -----------------------------------------------------------------------------
  Net income (loss) ...........................   $   13,074   $    9,727   $    5,007   $    3,961   $   (1,525)   $    1,933
                                                  =============================================================================


- -------------------------------------------------------------------------------------------------------------------------------
Statistical Information*
  Per common share:
     Income from continuing operations
      (Primary) ...............................   $     1.91   $     1.46   $      .75   $      .60   $     (.23)   $      .29
     Net income (Primary) .....................         1.91         1.46          .75          .60         (.23)          .29
     Cash dividends ...........................            _            _            _            _            _            _
     Book value ...............................        14.31        12.16        10.99        10.48        10.28         10.50
  Weighted average number of shares
     outstanding ..............................    6,835,107    6,651,732    6,640,879    6,626,760    6,625,125     6,624,949
  Cash dividends ..............................   $        _   $        _   $        _   $        _   $        _    $        _
  Order backlog ...............................       65,640       78,119       52,297       31,919       31,430        29,673
  Net income from continuing operations as % of
     total revenues ...........................          4.6          4.2          2.9          2.7         (1.1)          1.3
  Net income as % of average shareholders'
     equity ...................................         14.3         12.6          7.0          5.8         (2.2)          2.8
- -------------------------------------------------------------------------------------------------------------------------------
Financial Position
  Working capital .............................   $   73,801   $   58,498   $   82,917   $   49,000   $   31,259    $   30,535
  Total assets ................................      249,927      204,376      190,749      153,844      152,443       153,008
  Long-term obligations .......................       84,548       70,546       81,510       47,876       39,128        35,571
  Shareholders' equity ........................      101,334       81,000       73,053       69,447       68,099        69,530

*Restated for the 1995 5% stock dividend.

(Dollars in thousands, except per share data)
Years ended December 31,                               1989         1988         1987         1986         1985
- ------------------------------------------------------------------------------------------------------------------
  Summary of Operations
  Net sales, leasing and rental revenues ......    $  163,541    $  151,920   $  126,011   $  124,929   $  115,242
  Other income ................................         1,770         1,191          838        1,605        1,604
                                                  ----------------------------------------------------------------
  Total revenues ..............................       165,311       153,111      126,849      126,534      116,846
                                                  ----------------------------------------------------------------
  Cost of sales and rentals ...................       130,752       121,224       97,180       92,594       77,530
  Expenses ....................................        29,890        26,575       25,018       22,510       23,293
  Interest expense:
     Lease financing ..........................         3,502         3,607        3,431        2,489        2,939
     Other ....................................         2,651         1,400          411          703          628
                                                  ----------------------------------------------------------------
  Total costs and expenses ....................       166,795       152,806      126,040      118,296      104,390
                                                  ----------------------------------------------------------------
                                                       (1,484)          305          809        8,238       12,456
  Income tax expense (benefit) ................          (506)         (181)        (624)       3,201        4,779
                                                  ----------------------------------------------------------------
  Income (loss) before equity in earnings of
     unconsolidated investees .................           (978)         486        1,433        5,037        7,677

  Net equity earnings _ unconsolidated
     investees ................................         1,374           943          930          973          556
                                                  ----------------------------------------------------------------
  Income (loss) from continuing operations ....            396        1,429        2,363        6,010        8,233
  Income (loss) from discontinued operations ..        (1,616)          282          261          217         (455)
                                                  ----------------------------------------------------------------
  Net income (loss) ...........................     $   (1,220)  $    1,711   $    2,624   $    6,227   $    7,778
                                                  ================================================================


- ------------------------------------------------------------------------------------------------------------------
Statistical Information*
  Per common share:
     Income from continuing operations
      (Primary) ...............................     $      .06   $      .22   $      .36   $      .91   $     1.26
     Net income (Primary) .....................           (.18)         .26          .40          .95         1.19
     Cash dividends ...........................            .31          .43          .43          .43          .43
     Book value ...............................          10.20        10.57        10.55        10.46        10.05
  Weighted average number of shares
     outstanding ..............................      6,621,681    6,608,614    6,601,418    6,578,772    6,513,931
  Cash dividends ..............................     $    2,117   $    2,821   $    2,815   $    2,796   $    2,760
  Order backlog ...............................         38,442       46,427       42,655       33,157       40,050
  Net income from continuing operations as % of
     total revenues ...........................             .2           .9          1.9          4.7          7.0
  Net income as % of average shareholders'
     equity ...................................           (1.8)         2.5          3.8          9.3         12.3
- ------------------------------------------------------------------------------------------------------------------
Financial Position
  Working capital .............................     $   27,412   $   41,268   $   53,807   $   46,107   $   45,006
  Total assets ................................        156,672      169,476      156,684      128,129      130,085
  Long-term obligations .......................         31,913       36,428       39,943       24,462       30,969
  Shareholders' equity ........................         67,544       69,803       69,616       68,828       65,471

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The Raymond Corporation and Subsidiaries

Overview

The Company operates predominantly in one business segment, that being the design, manufacture, sale, leasing and short-term rental of materials handling equipment. Revenues are realized primarily from distribution of the Raymond(R) and Dockstocker(TM) product lines through the Company's Dealer Network which is principally located in North America. In addition, the Company has expanded in both the domestic and international markets with minimal capital investment through distribution and Original Equipment Manufacturer ("O.E.M.") supply agreements. Raymond has Dealers in Central and South America, Australia and Singapore. O.E.M. agreements are in place with Mitsubishi Caterpillar Forklift America Inc. and Toyota Industrial Equipment for distribution in North America and Jungheinrich A.G. and B.T. Industries AB for distribution in Europe.

Lease financing and short-term rental operations are conducted through Raymond Leasing Corporation, a wholly-owned subsidiary. The assets and liabilities pertaining to these operations are classified under the caption Financial Services in the consolidated balance sheets.

The major components of the Company's international operations are Raymond Industrial Equipment, Ltd., a wholly-owned Canadian manufacturing subsidiary, and G.N. Johnston Equipment Co. Ltd. ("Johnston"), the exclusive Canadian distributor that is 46% owned by R.H.E. Ltd., a wholly-owned subsidiary of the Company. Foreign exchange exposure on international operations is limited primarily to the Canadian dollar and is minimized through the purchase of foreign currency exchange contracts. The impact on the financial statements of the settlement of these foreign currency exchange contracts has not been material for the three years ending December 31, 1995.

Products produced at the U.S. and Canadian manufacturing facilities are determined by model type; the U.S. facility produces a wide variety of products, including some custom-made materials handling equipment, while the Canadian facility specializes in high volume models that require minimal customization.

The major revenue categories are shown below:

Percentage of Total Revenues             1995     1994    1993
- --------------------------------------------------------------------
Narrow and very narrow
  aisle applications                      60%      57%     53%
All other applications                    18%      20%     22%
Repair and replacement parts              16%      17%     18%
Leasing and rentals                        5%       5%      6%
Other income                               1%       1%      1%



Net Sales

In 1995, net sales were a record $271.4 million, an increase of approximately $53.6 million or 24.6% from the previous record set in 1994. Net sales in 1994 were $217.8 million, up approximately $56.5 million or 35.1% from the 1993 level of $161.3 million.

The substantial growth in net sales in 1995 reflects a continuation of trends noted throughout 1994, including the Company's success in expanding its distribution to serve new and different markets. The Company's shipments to its Dealer Network increased as a result of the record backlog (unfilled new equipment orders) at the start of 1995 and the continued success of its new products with the intellidrive(R) controls technology and increased sales efforts at the Dealership level. The successful launch of the new Dockstocker product line of electric, stand-up counterbalanced lift trucks contributed to the sales growth. This line of products is designed for work in loading and shipping dock areas, a market segment not specifically targeted by the Company previously. Other significant increases were attained through sales to Material Handling Associates, Inc. ("M.H.A.") and the Company's other O.E.M. customers. M.H.A. is the Company's 50% owned joint venture company with Mitsubishi Caterpillar Forklift America Inc. which distributes equipment manufactured by Raymond through the Caterpillar distribution network. The increased volume of repair and replacement parts sales also contributed to the growth in 1995.

The increase in net sales in 1994 resulted primarily from increased unit sales through the Company's various distribution channels described above. Additionally, a significant increase was achieved through the Company's National Accounts Program. The National Accounts Program, working in conjunction with the Dealer Network, offers certain large customers single source coordination of their materials handling equipment and service needs.

Rental Revenues

Rental revenues recognized by Raymond Leasing Corporation were $1.8, $1.9 and $1.6 million in 1995, 1994 and 1993, respectively. The increase in rental revenues in 1994 was the result of improved rental fleet utilization due to increased demand.




Lease Finance Revenues

Lease finance revenues increased approximately $2.4 million or 32.9% to $9.4 million in 1995. In 1994, lease finance revenues increased by $0.3 million to $7.0 million as compared to the $6.7 million recognized in 1993. The increased revenues in the current year primarily reflect the record level of leases booked in 1995 which corresponds to the record sales level attained by The Raymond Corporation. The net lease portfolio increased approximately $21.7 million in 1995 to a record level of $106.4 million.




Other Income

Other income was $2.8 million in both 1995 and 1994 and $2.5 million in 1993. The primary components of other income during these years were interest income, foreign currency exchange gains, cash discounts taken and license and royalty fees. Increased interest income was earned in 1994 on the remaining proceeds of the $57.5 million of 6 1/2% convertible subordinated debentures issued in December 1993.




Cost of Sales

Cost of sales as a percentage of net sales was 77.9%, 77.6% and 78.2% in 1995, 1994 and 1993, respectively.

In 1995, the Company maintained a stable cost of sales percentage. Efforts to continue to reduce manufacturing costs through research and development activities and improved manufacturing processes were temporarily offset by additional costs incurred in connection with the installation of new manufacturing equipment at the Greene, New York facility.

The decrease in cost of sales as a percentage of net sales in 1994 was favorably impacted by reduced expenditures for warranty as a result of more products incorporating the reliable intellidrive(R) technology and reduced products liability costs.

Cost of Rentals

Cost of rentals, which consist primarily of depreciation and maintenance, was $1.7 million in 1995 and $1.8 million in both 1994 and 1993. Raymond Leasing Corporation has been able to utilize the increased demand for used equipment as a means to maintain rental fleet equipment at a reasonable level.




Selling, General and Administrative Expenses

Selling, general and administrative expenses of $34.7, $28.5 and $26.0 million were 12.2%, 12.4% and 15.1% of total revenues in 1995, 1994 and 1993, respectively. The dollar level increase in 1995 reflects expenses incurred to support the growth in sales volume including costs to launch the Dockstocker(TM) product line and costs for the Company's biannual International Sales Meeting. There were increases in engineering expenditures and compensation and benefit expenses including costs associated with stock appreciation rights. Also, increased costs have been incurred in connection with an upgrade of the Company's computer systems. The Company's efforts to contain costs and appropriately focus its resources have enabled it to continue to reduce selling, general and administrative costs as a percentage of total revenues.

The dollar level increase in 1994 resulted primarily from supporting the increased sales volume, including increased marketing costs associated with Raymond's continued new product introductions, and increased benefit accruals.




Interest Expense

Interest expense related to lease financing is reported net of charges on intercompany borrowings. Lease finance interest expense of $3.0, $2.2 and $3.0 million represented 31.5%, 31.1% and 45.7% of lease finance revenues in 1995, 1994 and 1993, respectively. The increase in interest expense in 1995 reflects the additional external borrowings incurred to finance the growth of the lease portfolio. It is expected that lease financing interest expense will continue to fluctuate with the volume of outstanding leases.

The significant decrease in 1994 reflects the fact that the growth in the lease portfolio was financed with funds from The Raymond Corporation, utilizing a portion of the remaining proceeds from the convertible subordinated debentures issued in December 1993, as opposed to external borrowings.

Other interest expense incurred by the manufacturing divisions was $3.7, $4.0 and $1.8 million in 1995, 1994 and 1993, respectively. The current year decrease is the result of the conversion of $6.2 million of convertible subordinated debentures in the third quarter of 1995. The increase in 1994 reflects the borrowings attributable to the issuance of the convertible subordinated debentures in December 1993. The effect of the increased interest expense in 1994 was minimized by investment income earned on the remaining proceeds of the debentures and reported in other income.




Other Expenses

Other expenses were $6.2, $5.2 and $4.0 million, or 2.2%, 2.3% and 2.3% of total revenues in 1995, 1994 and 1993, respectively. The principal components of other expenses are cash discounts paid to Dealers for the timely payments of invoices and the provision for losses on accounts receivable and investment in leases.

The increased provisions for profit sharing reflect the increased profitability of the Company. The formulas for computing the profit sharing provisions are consistent for all periods presented.




Income Tax Expense

The provision for federal, state and foreign income taxes represented a combined effective tax rate of 38.9% in 1995 and 40.3% in both 1994 and 1993. The tax rates on foreign subsidiaries and state income taxes accounted for the majority of the difference in the effective tax rate from the expected U.S. federal statutory rate. Note L to the consolidated financial statements contains further information concerning the provision for income taxes as well as the detail components of the effective tax rate.

Valuation allowances have not been required for reported deferred tax assets and the Company is not aware of any circumstances that would require cash payments to significantly exceed income tax expense during the next three years.




Unconsolidated Investees

The Company's primary unconsolidated investee is Johnston. Johnston is the exclusive Canadian distributor for all of the Company's products with sales and service outlets in the principal business regions of the Dominion of Canada. Other unconsolidated investees include several Dealerships located throughout the United States, as well as M.H.A.

The Company's net equity in earnings of unconsolidated investees has remained relatively constant at $0.3, $0.2 and $0.3 million in 1995, 1994 and 1993, respectively.

The Company considers its Dealer Network to be critical to the successful distribution of its products and has therefore continued to provide investments in, and financing to, certain Dealerships to accommodate ownership transitions and enable them to invest in the salespeople, training and other resources necessary to increase their market share and profitability. Net additional advances and investments to unconsolidated investees have approximated $3.2 million in both 1995 and 1994. In 1995, the Company continued its strategy of acquiring minority equity investments in Dealerships serving key geographic areas.




Liquidity and Sources of Capital

In 1995, the Company used $10.3 million to fund operating activities, an increase of approximately $3.0 million from 1994. The cash was primarily used to fund the growth of the lease portfolio and the increase in other working capital components necessary to support the higher sales volume. Net cash used for investing activities increased approximately $3.3 million in 1995 compared to 1994 as additional capital expenditures were incurred in connection with the accelerated capital expenditure program at the Greene, New York facility. The 1995 cash flows from financing activities reflect the proceeds of long-term debt obtained by Raymond Leasing Corporation to fund a portion of the continued growth of the lease portfolio and repay intercompany borrowings.

The Company used $7.3 million for operating activities in 1994, an increase of approximately $5.8 million from the $1.5 million used in 1993. Cash and cash equivalents available at the beginning of the year, as well as internally generated cash in 1994, primarily from net income and changes in working capital components, was used to fund the $21.4 million of additions to the lease portfolio. Cash used for investing activities was $7.9 million in 1994 and included $4.6 million of additions to property, plant and equipment and $3.3 million of investments in, and advances to, unconsolidated investees. Cash flows from financing activities in 1994 reflected not only normal debt repayments but an accelerated payment of $2.9 million to reduce interest costs.

The Company's manufacturing working capital was $60.1 million at December 31, 1995 and its ratio of manufacturing current assets to manufacturing current liabilities was 2.8 to 1.0. Financial Services total external debt was 49.2% of the net investment in leases at December 31, 1995.

The Company's overall strong financial condition continued to improve throughout 1995. At December 31, 1995, the Company and its subsidiaries had unused lines of credit of $39.3 million of which approximately $21.7 million may be converted into long-term debt at the option of the Company and/or Raymond Leasing Corporation. These credit facilities, along with internally generated resources, will enable the Company to continue to fund its growth strategy including the Greene factory modernization project and enable Raymond Leasing Corporation to obtain the external funds necessary to fund the growth of the lease portfolio and to repay intercompany borrowings with The Raymond Corporation as the manufacturing divisions require additional funds.

Maintaining a sound and flexible financial structure through conservative financial strategies continues to be a high priority for The Raymond Corporation. In March 1995, the Board of Directors declared a 5% stock dividend on the Company's common stock payable to shareholders of record as of March 31, 1995. All appropriate per share data and the weighted average shares outstanding have been restated to reflect this dividend. The Company does not currently pay a cash dividend on its common stock. Payment of cash dividends in the future will depend on a variety of factors including the Company's earnings, cash flow, financial resources and certain debt covenants.

As discussed in Note H to the consolidated financial statements, Raymond Leasing Corporation is subject to certain debt agreements that limit cash dividends and loans to the Company. These restrictions are not expected to affect the Company's ability to meet its cash requirements. Management foresees no changes in circumstances which would result in any material decrease or deficiency in the Company's liquidity or sources of capital.

During the third quarter of 1995, approximately $6.2 million of the Company's convertible subordinated debentures were converted into 369,868 shares of common stock at the original stated conversion rate adjusted for stock dividends. The Company's reported primary earnings per share of $1.91 for 1995 would have been $1.88 had this conversion taken place as of January 1, 1995. The remainder of the debentures are convertible at any time and may be redeemed by the Company any time after December 15, 1996 at prices ranging from 103.5% of principal to par depending on the redemption date. In the event the Company calls for early redemption of the debentures, the bondholders will have the choice to receive cash or to convert the debentures into common stock.

Changing Price Levels

Although inflation has slowed in recent years, it still is a factor in our economy and the Company continues to seek ways to minimize its impact. To the extent permitted by competition in general, the Company attempts to recover increased costs by increasing selling prices over time. However, the Company has not realized any significant growth in revenues from increased unit selling prices during the past three years except for the approximate 3 1/2% aggregate unit price increase that was announced in December 1994. In addition, selling price increases are implemented to recover cost increases with respect to repair and replacement parts when appropriate and lease finance rates are adjusted to reflect changes in market conditions and the Company's cost of funds. Cost containment, technological improvements and improved manufacturing methods continue to be emphasized as a means to improve product margins.

The Company uses the FIFO (first-in, first-out) method of accounting for its inventories. Although management believes that the FIFO method is the method that most appropriately matches revenues and expenses, the costs of products sold reported in the financial statements under this method are historical costs which are subject to inflationary distortion during times of rapidly increasing prices.

The charges to operations for depreciation represent the allocation of historical costs incurred over past years and are less than if they were based on the current costs of productive capacity being consumed. Approximately 41% of the Company's property, plant and equipment has been acquired over the past five years. Assets acquired in prior years will, of course, be replaced at higher costs. This will take place over many years. These new assets will result in higher depreciation charges, but in many cases, due to technological improvements, there will be operating cost savings as well. The Company considers these matters in determining its pricing policies.

Contingencies

The Company is currently defending approximately 70 products liability and similar lawsuits involving industrial accidents. The number of outstanding lawsuits has remained relatively constant over the past several years.

The Company views these actions as part of the ordinary course of its business. Management believes that none of these lawsuits will individually have a material adverse effect on the Company. Taken as a whole, the damages claimed would, if awarded and upheld, have a material adverse effect on the Company but actual costs of judgments, settlements and costs of defense have not had such an effect to date. The actual costs of these actions, as well as the related expenses of administration, litigation and insurance, have averaged approximately 2% of total revenues over the last three years. The effect of these lawsuits on future results of operations cannot be predicted because any such effect depends on the operating results of future periods and the amount and timing of the resolution of these proceedings. The Company has a policy of aggressively defending products liability lawsuits, which generally take several years to ultimately resolve. A combination of self-insured retention and insurance is used to manage these risks and management believes that the insurance coverage and reserves established for self-insured risks are adequate. The Company's Dealers contribute to the funding of the Company's products liability program and, in turn, the Company indemnifies the Dealers against products liability expense and manages products liability claims.

The Company is also one of fourteen defendants in a private environmental lawsuit pertaining to a potential site remediation. The plaintiffs have alleged that scrap metal purchased from the Company was hazardous and/or was coated with certain solvents and/or cutting oils. Plaintiffs have the burden of proving the nature and extent of the Company's contribution to the site, as well as the burden of proving what portion of the material delivered to the site was "hazardous" as that term is defined in the environmental statutes. The Company is aggressively defending the claim and does not believe it is likely to have a material adverse effect on the Company.

In addition to the matters discussed above, the Company is subject to various other legal proceedings, claims and liabilities which have arisen in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial results of operations or financial position of the Company.

Outlook

Orders received in 1995 were a record $258.9 million, an increase of approximately $15.2 million or 6.3% from the orders received in 1994. In 1994, the previous record for orders received was established at $243.7 million, an increase of approximately $62.1 million or 34.1% from the orders received in the previous year.

At December 31, 1995, the Company's order backlog of $65.6 million provides a solid foundation for the upcoming year, although it is down approximately $12.5 million or 16.0% from the record backlog level of $78.1 million established at December 31, 1994.

The Company believes that the overall market will be good in 1996, though it may not be as strong as the record levels attained in 1994 and 1995. The Company has attempted to minimize the impact of a potentially flattening North American lift truck market through various growth strategies. These strategies include continued product development such as the new Dockstocker(TM) product line, enhanced distribution through the Dealer Network, increased participation in domestic and international markets through distribution and O.E.M. supply agreements and improvements in the manufacturing processes.

The Company has implemented an accelerated capital expenditure program as part of an estimated $12 million modernization plan at its Greene, New York facility which encompasses production equipment, manufacturing processes and management information systems. The program is expected to be completed by late 1996 and approximately $6.9 million has been expended or committed as of December 31, 1995. The remaining expenditures will be funded by a combination of internally generated resources and existing credit facilities. In addition, the Company will receive assistance from New York State and local government agencies in the form of grants for employee training, a sales tax exemption program and an interest subsidy grant.

In August 1995, the Board of Directors appointed James J. Malvaso President and Chief Operating Officer of the Company. This appointment will enable the Chief Executive Officer, Ross K. Colquhoun, the time required to direct the Company's key growth strategies. Mr. Colquhoun has also been named Chairman of the Board of Directors. George G. Raymond, Jr., the previous Chairman, continues with the Company as a consultant and Chairman of the Executive Committee of the Board of Directors.

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

The control environment is complimented by an internal audit program that independently assesses the effectiveness of the internal controls and reports its findings to management and the Audit Committee of the Board of Directors throughout the year.

It is management's opinion that the system of internal accounting control of The Raymond Corporation and subsidiaries provided reasonable assurance that the above objectives were achieved during the year ended December 31, 1995.

The Audit Committee of the Board of Directors is composed entirely of directors who are not employees of the Company. The Committee meets periodically to review audit plans, financial reporting and related matters. The independent and internal auditors have unrestricted access to the Committee with or without management in attendance.

Greene, New York
February 9, 1996


/s/  William B. Lynn
- -------------------------
William B. Lynn
Executive Vice President and
Chief Financial Officer


/s/ James J. Malvaso
- -------------------------
James J. Malvaso
President and
Chief Operating Officer


/s/ Ross K. Colquhoun
- -------------------------
Ross K. Colquhoun
Chairman and
Chief Executive Officer

Report of Ernst & Young LLP
Independent Auditors

To the Board of Directors and Shareholders
The Raymond Corporation

We have audited the accompanying consolidated balance sheets of The Raymond Corporation and subsidiaries as of December 31, 1995, 1994, and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Raymond Corporation and subsidiaries at December 31, 1995, 1994, and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                           /s/ Ernst & Young LLP


Syracuse, New York
February 9, 1996

Consolidated Balance Sheets
The Raymond Corporation and Subsidiaries


                                                    December 31,                1995             1994              1993
- ----------------------------------------------------------------------------------------------------------------------------
Assets

Manufacturing
  Cash and cash equivalents                                                 $ 12,341,383      $  5,351,161      $ 28,642,434
  Accounts receivable:
    Trade, net of allowances ($1,718,651 in 1995; $986,093 in
     1994 and $658,573 in 1993)                                               17,621,830        20,777,505        15,331,213
    Unconsolidated investees                                                  18,727,995        12,132,856        10,783,692
  Inventories                                                                 34,645,114        30,911,341        25,603,622
  Recoverable income taxes                                                     1,159,325                 _           131,129
  Deferred income taxes*                                                       5,434,967         3,764,243         4,019,935
  Prepaid expenses and other current assets                                    4,326,925         4,656,816         4,812,483
                                                                            ------------------------------------------------
  Total Manufacturing Current Assets                                          94,257,539        77,593,922        89,324,508

  Investments in and advances to unconsolidated investees, at equity          19,165,362        16,666,728        14,211,982

  Property, plant and equipment, at cost                                      54,179,355        46,896,174        43,598,993
    Less accumulated depreciation                                             31,043,877        29,947,379        28,229,772
                                                                            ------------------------------------------------
  Net property, plant and equipment                                           23,135,478        16,948,795        15,369,221

  Other assets                                                                 4,226,451         5,775,276         5,502,334
                                                                            ------------------------------------------------
  Total Manufacturing Assets                                                 140,784,830       116,984,721       124,408,045
                                                                            ------------------------------------------------

Financial Services
  Cash and cash equivalents                                                       17,664            72,302            12,054
  Investment in leases; net of unearned lease income;
    net of allowances for doubtful contracts ($1,782,906 in 1995;
      $1,228,788 in 1994 and $1,069,167 in 1993)                             106,409,973        84,724,886        63,820,909

  Property, plant and equipment, at cost                                         385,486           234,712           196,832
    Less accumulated depreciation                                                193,086           162,654           147,770
                                                                            ------------------------------------------------
  Net property, plant and equipment                                              192,400            72,058            49,062

  Rental equipment, at cost                                                    4,379,990         4,327,691         4,785,307
    Less accumulated depreciation                                              2,145,390         2,004,464         2,547,980
                                                                            ------------------------------------------------
  Net rental equipment                                                         2,234,600         2,323,227         2,237,327

  Other assets                                                                   287,702           198,550           221,305
                                                                            ------------------------------------------------
  Total Financial Services Assets                                            109,142,339        87,391,023        66,340,657
                                                                            ------------------------------------------------
Total Assets                                                                $249,927,169      $204,375,744      $190,748,702
                                                                            ================================================

*Includes Manufacturing and Financial Services




The accompanying notes are a part of the financial statements.



                                                December 31,           1995           1994           1993
- -------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Manufacturing
  Accounts payable                                                 $ 13,656,877   $ 14,194,244   $  8,879,845
  Accrued liabilities                                                20,461,499     16,782,258     11,619,488
                                                                   ------------------------------------------
  Total Manufacturing Current Liabilities                            34,118,376     30,976,502     20,499,333

  Long-term debt                                                     51,260,000     57,500,000     57,500,000
  Deferred income taxes*                                              3,982,867      4,184,235      4,236,268
  Deferred compensation                                               2,920,974      2,140,912      1,578,123
  Other liabilities                                                     777,865        386,408        194,174
                                                                   ------------------------------------------
  Total Manufacturing Liabilities                                    93,060,082     95,188,057     84,007,898
                                                                   ------------------------------------------


Financial Services
  Accounts payable                                                       79,275        767,205         57,409
  Income taxes*                                                       1,103,878      2,230,445        663,565
  Accrued liabilities                                                 1,954,196      1,037,822        850,617
  Notes payable _ banks                                              41,537,500      6,437,500      4,687,500
  Notes payable _ insurance companies                                10,858,000     17,715,000     27,429,000
                                                                   ------------------------------------------
  Total Financial Services Liabilities                               55,532,849     28,187,972     33,688,091
                                                                   ------------------------------------------

Shareholders' Equity
Common stock, $1.50 par value: authorized 15,000,000 shares
  (Issued 1995 - 7,100,444; 1994 - 6,364,221 and
  1993 - 6,048,577)                                                  10,650,666      9,546,332      9,072,866
Capital surplus                                                      23,643,394     12,712,723      7,699,014
Retained earnings                                                    69,945,200     62,566,473     58,213,804
Cumulative translation adjustments                                   (2,596,653)    (3,515,662)    (1,620,658)
                                                                   ------------------------------------------
                                                                    101,642,607     81,309,866     73,365,026

  Less:
    Treasury stock, at cost (Shares 1995 - 21,974; 1994 - 21,049
      and 1993 - 20,186)                                                308,369        310,151        312,313
                                                                   ------------------------------------------
  Total Shareholders' Equity                                        101,334,238     80,999,715     73,052,713
                                                                   ------------------------------------------
  Commitments and contingencies (Note N)





Total Liabilities and Shareholders' Equity                         $249,927,169   $204,375,744   $190,748,702
                                                                   ==========================================

*Includes Manufacturing and Financial Services

The accompanying notes are a part of the financial statements.

- ---------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Income
The Raymond Corporation and Subsidiaries

                                     Years ended December 31,                1995               1994               1993
- ---------------------------------------------------------------------------------------------------------------------------
Revenues
  Net sales                                                              $271,388,087       $217,831,647       $161,271,284
  Rental revenues                                                           1,830,847          1,857,128          1,553,468
  Lease finance revenues                                                    9,351,252          7,038,222          6,664,795
  Other income                                                              2,812,828          2,819,718          2,459,738
                                                                         --------------------------------------------------
  Total Revenues                                                          285,383,014        229,546,715        171,949,285
                                                                         --------------------------------------------------
Costs and Expenses
  Cost of sales                                                           211,523,419        169,071,126        126,133,017
  Cost of rentals                                                           1,651,046          1,759,701          1,778,263
  Selling, general and administrative expenses                             34,680,275         28,479,497         26,029,624
  Employees' profit sharing                                                 3,810,045          2,907,251          1,293,111
  Interest expense:
    Lease financing                                                         2,950,221          2,191,684          3,043,764
    Other                                                                   3,721,370          3,950,452          1,765,391
  Other expenses                                                            6,231,805          5,233,695          3,959,112
                                                                         --------------------------------------------------
  Total Costs and Expenses                                                264,568,181        213,593,406        164,002,282
                                                                         --------------------------------------------------

  Income before taxes and equity in earnings of
    unconsolidated investees                                               20,814,833         15,953,309          7,947,003

  Income tax expense                                                        8,087,785          6,427,672          3,201,656
                                                                         --------------------------------------------------

  Income before equity in earnings of unconsolidated investees             12,727,048          9,525,637          4,745,347
  Net equity in earnings of unconsolidated investees                          346,887            201,634            261,466
                                                                         --------------------------------------------------

  Net Income                                                             $ 13,073,935       $  9,727,271       $  5,006,813
                                                                         ==================================================
  Net Income Per Share:
    Primary                                                              $       1.91       $       1.46       $        .75
                                                                         ==================================================
    Fully Diluted                                                        $       1.52       $       1.20       $        .75
                                                                         ==================================================

The accompanying notes are a part of the financial statements.

- ----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Shareholders' Equity
The Raymond Corporation and Subsidiaries
Years ended December 31, 1995, 1994 and 1993

                                                                                                                             Total
                                         Common        Capital         Retained        Currency          Treasury     Shareholders'
                                          Stock        Surplus         Earnings     Translation             Stock           Equity
- -----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992           $  9,028,446   $  7,721,560    $ 53,206,991     $ (432,469)         $(77,201)     $ 69,447,327
Net income                                                            5,006,813                                          5,006,813
Issuance of 29,613 shares under
  stock option plan                       44,420        (34,052)                                                            10,368
Treasury shares (2,015) issued                           11,506                                           22,479            33,985
Treasury shares (15,265) acquired                                                                       (257,591)         (257,591)
Currency translation adjustments                                                    (1,188,189)                         (1,188,189)

- -----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993              9,072,866      7,699,014      58,213,804     (1,620,658)         (312,313)       73,052,713
Net income                                                            9,727,271                                          9,727,271
Issuance of 302,429 shares
   for stock dividend                    453,643      4,914,472      (5,374,602)                                            (6,487)
Issuance of 13,215 shares under
   stock option plan                      19,823         98,672                                                            118,495
Treasury shares (146) issued                                565                                            2,162             2,727
Currency translation adjustments                                                    (1,895,004)                         (1,895,004)

- -----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994              9,546,332     12,712,723      62,566,473     (3,515,662)         (310,151)       80,999,715
Net income                                                           13,073,935                                         13,073,935
Issuance of 318,227 shares
   for stock dividend                    477,340      5,210,968      (5,695,208)                                            (6,900)
Issuance of 369,868 shares for
   redemption of convertible
   debentures                            554,802      5,685,198                                                          6,240,000
Issuance of 48,128 shares under
   stock option plan                      72,192         33,723                                                            105,915
Treasury shares (127) issued                                782                                            1,782             2,564
Currency translation adjustments                                                       919,009                             919,009

- -----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995            $10,650,666    $23,643,394     $69,945,200    $(2,596,653)         $(308,369)    $101,334,238
===================================================================================================================================

The accompanying notes are a part of the financial statements.

- ----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
The Raymond Corporation and Subsidiaries

                        Years ended December 31,                1995                    1994                    1993
- ----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities

  Net income                                                $13,073,935              $ 9,727,271            $ 5,006,813
  Adjustments to reconcile net income to net cash
   (used for) provided by operating activities:
    Depreciation and amortization                             4,561,770                4,007,881              4,299,298
    Provision for losses on accounts receivable
     and investment in leases                                 1,399,000                1,079,908                646,984
    Earnings of unconsolidated investees, net of
     dividends received                                         (11,494)                 (93,665)               420,742
    Foreign currency transaction losses (gains)                  87,312                 (607,762)              (553,990)
    Acquisition of rental equipment                          (1,421,194)              (1,956,104)            (1,622,984)
    Gains on dispositions of rental equipment                  (732,967)                (672,190)              (431,732)
    Proceeds from rental fleet sales                          1,497,320                1,625,456              1,223,770
    Losses on sales of property, plant and equipment             58,379                    1,398                 14,220
    Deferred income taxes                                    (1,951,794)                 238,732             (1,043,452)
    Other items, net                                          2,000,037                1,317,953             (1,249,311)
    Changes in operating assets and liabilities:
      Increase in accounts receivable                        (4,231,514)              (7,476,834)            (5,577,777)
      Increase in investment in leases                      (22,264,087)             (21,366,477)            (2,259,268)
      Increase in inventories and prepaid expenses           (4,679,521)              (6,258,217)            (1,923,215)
      Increase in accounts payable and accrued expenses       2,271,235               13,114,995              1,505,703
                                                            -----------------------------------------------------------

  Net cash used for operating activities                    (10,343,583)              (7,317,655)            (1,544,199)
                                                            -----------------------------------------------------------


Cash Flows from Investing Activities
  Additions to property, plant and equipment                 (8,011,503)              (4,596,668)            (3,256,949)
  Proceeds received from sales of property, plant
   and equipment                                                 41,915                   11,666              3,179,397
  Investments in and advances to unconsolidated investees    (3,168,965)              (3,293,143)            (6,197,830)
                                                            -----------------------------------------------------------

  Net cash used for investing activities                    (11,138,553)              (7,878,145)            (6,275,382)
                                                            -----------------------------------------------------------

The accompanying notes are a part of the financial statements.

- ----------------------------------------------------------------------------------------------------------------------------------




                        Years ended December 31,                1995                    1994                    1993
- ----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities

  Net additional (repayments) borrowings under
    lines of credit                                          (2,000,000)               3,000,000             (2,000,000)
  Proceeds from long-term debt                               41,000,000                       __             83,500,000
  Repayment of long-term debt                               (10,757,000)             (10,964,000)           (49,580,318)
  Cash dividends paid                                                __                       __                     __
  Capital stock transactions, net                               101,579                  121,222               (213,238)
                                                            -----------------------------------------------------------

  Net cash provided by (used for) financing activities       28,344,579               (7,842,778)            31,706,444
                                                            -----------------------------------------------------------

  Effect of foreign currency rate fluctuations on cash
    and cash equivalents                                         73,141                 (192,447)              (198,120)
                                                            -----------------------------------------------------------

  Increase (Decrease) in cash and cash equivalents            6,935,584              (23,231,025)            23,688,743

  Cash and cash equivalents at January 1,                     5,423,463               28,654,488              4,965,745
                                                            -----------------------------------------------------------

  Cash and cash equivalents at December 31,                 $12,359,047              $ 5,423,463            $28,654,488
                                                            ===========================================================

  Cash and cash equivalents is comprised of:
    Manufacturing                                           $12,341,383              $ 5,351,161            $28,642,434
    Financial Services                                           17,664                   72,302                 12,054
                                                            -----------------------------------------------------------
                                                            $12,359,047              $ 5,423,463            $28,654,488
                                                            ===========================================================



                                                                1995                    1994                    1993
- ----------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:

  Cash paid during the year for:
    Income taxes, net of refunds                           $11,000,603               $ 5,332,402            $ 5,095,707
    Interest                                                 6,693,912                 6,570,979              4,604,088

  Noncash activities:
    Property acquired in exchange for retirement
      of mortgage receivable                               $ 1,500,000                       __                      __
    Common stock issued for conversion
      of debentures                                          6,240,000                       __                      __




The accompanying notes are a part of the financial statements.

- --------------------------------------------------------------------------------
Notes to Financial Statements
The Raymond Corporation and Subsidiaries


Years ended December 31, 1995, 1994 and 1993
- --------------------------------------------------------------------------------

A. Significant Accounting Policies

(1) Organization: The Company designs and manufactures materials handling equipment. Manufacturing facilities are located in the U.S. and Canada and revenues are realized primarily from distribution of the Raymond(R) and Dockstocker(TM) product lines through the Company's Dealer Network which is predominantly located in North America. In addition, the Company produces materials handling equipment under Original Equipment Manufacturer (O. E. M.) agreements for distribution by other companies in both North America and Europe.

(2) Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries after elimination of all significant intercompany accounts and activity. Unconsolidated investees are stated at cost plus equity in unremitted earnings since acquisition. The Company's share of earnings of unconsolidated investees is included in consolidated income using the equity method.

The accounts of foreign operations have been translated to U.S. dollars in conformity with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Exchange gains and losses arising from transactions are included in current income. Exchange losses were approximately $0.1 million in 1995 and exchange gains were approximately $0.6 million in 1994 and 1993.

Earnings of consolidated foreign companies were $9.0, $7.1 and $4.0 million in 1995, 1994 and 1993, respectively.

(3) Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(4) Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. These amounts were $4.5, $3.8 and $28.2 million at December 31, 1995, 1994 and 1993, respectively.

(5) Foreign Currency Exchange Agreements: In the normal course of business, R.H.E. Ltd., a wholly-owned Canadian subsidiary, enters into foreign currency exchange contracts to provide economic hedges against foreign currency fluctuations on its intercompany transactions and future inventory purchases. At December 31, 1995, R.H.E. Ltd. had forward contracts for $13.5 million which mature in increments ranging from approximately $0.8 to $2.5 million on a monthly basis through June 1996.

(6) Inventories: Inventories are stated principally at the lower of cost (FIFO - first-in, first-out method) or market.

(7) Property and Depreciation: Rental equipment, property, plant and equipment are stated at cost. Depreciation is computed primarily on the straight line and declining balance methods for financial reporting and accelerated methods for income tax purposes.

(8) Income Taxes: The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company considers the undistributed earnings of its foreign subsidiaries at December 31, 1995 to be indefinitely reinvested.

(9) Revenue Recognition and Related Costs: Revenues from product sales are recognized based upon deliveries. Lease finance revenues are recognized on fixed rate, long-term leases on a declining basis over the life of the lease(interest method). Revenues on variable rate leases are recognized based upon the principal amounts outstanding. Financial Services interest expense is reported net of charges on intercompany borrowings. Short-term rentals are recognized as revenues over the term of the contract. Related costs consist primarily of depreciation and maintenance.

Net sales include sales to unconsolidated investees of $131.1, $89.8 and $68.6 million in 1995, 1994 and 1993, respectively.

(10) Concentration of Credit Risk: The Company's sales are primarily made to its Dealers in North America who subsequently sell the equipment to customers in diversified industries in many geographic areas. It is the Company's policy to have a formal agreement in effect for each Dealer which requires a purchase money security agreement. The Company performs ongoing credit evaluations of its Dealers' financial condition.

The investment in leases primarily represents receivables from customers (end users) of the Company's products. These leases are collateralized by the equipment. Credit evaluations are performed prior to the approval of a lease contract. Subsequently, the financial condition of the customer and the value of the collateral are monitored on an ongoing basis. At December 31, 1995, lease receivables from one customer represented approximately 18% of the total investment in leases.

Reserves for potential credit losses on accounts and lease receivables are maintained and such losses have been within management's expectations.

(11) Product Warranties: Estimated product warranty costs are accrued at the time of revenue recognition.

(12) Insurance Accruals: The Company uses a combination of self-insured retention and insurance coverage for products liability, workers' compensation and certain health insurance plans in the U.S.

(13) Stock Based Compensation: The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and intends to continue to do so. Accordingly, no compensation expense is recognized for stock option grants other than the amounts accrued in connection with the stock appreciation rights associated with these grants.

(14) Research and Development Costs: Research and development costs are charged to expense as incurred and amounted to $3.6 million in 1995; $4.0 million in 1994 and $4.3 million in 1993.

(15) Stock Dividend: On March 4, 1995, the Board of Directors declared a 5% stock dividend on the Company's common stock payable to shareholders of record as of March 31, 1995. All appropriate per share data and weighted average shares outstanding have been restated to reflect this dividend.

(16) Per Share Amounts: Primary net income per share is computed by dividing net income by the weighted average number of shares outstanding (1995 - 6,835,107; 1994 - 6,651,732; and 1993 - 6,640,879). Dilution that could result from the assumed exercise of stock options is not material. Reported primary net income per share for 1995 of $1.91 would have been $1.88 if the $6.2 million conversion of debentures had occurred as of January 1, 1995. Fully diluted net income per share is computed by dividing net income plus after tax interest incurred on the convertible debentures by the weighted average number of common shares outstanding after giving effect to dilutive stock options and shares assumed to be issued on conversion of the convertible debentures (1995 - 10,167,551 and 1994 - 10,133,559). Reported primary and fully diluted net income per share are the same for 1993 as dilution from the assumed conversion of the convertible debentures issued on December 15, 1993 and the exercise of stock options was not material.

- --------------------------------------------------------------------------------
B. Inventories
The composition of inventories at December 31 was:

(in Thousands)                1995                1994                1993
- --------------                ----                ----                ----
Materials                  $ 18,095             $ 15,804            $ 14,805
Work-in-process              14,804               13,407              10,011
Finished goods                1,746                1,700                 788
                           -------------------------------------------------
                           $ 34,645             $ 30,911            $ 25,604
                           =================================================

Amounts in 1994 and 1993 have been reclassified to conform to the 1995 presentation.

- --------------------------------------------------------------------------------
C. Unconsolidated Investees
Investments in and advances to unconsolidated investees at equity are summarized as follows at December 31:
(in Thousands)                1995                1994                1993
- --------------                ----                ----                ----
G.N. Johnston Equipment Co. Ltd.
(A Canadian distributor 46% owned by R.H.E. Ltd.):

Investment*                $ 5,301             $ 4,661               $ 4,597
Advances                     2,879               3,110                   680
                           -------------------------------------------------
                             8,180               7,771                 5,277

Other unconsolidated investees (U.S. Dealers) at various percentages of ownership:

Investments*                 5,650               3,911                 4,095
Advances                     5,335               4,985                 4,840
                           -------------------------------------------------
                            10,985               8,896                 8,935
                           -------------------------------------------------
                           $19,165             $16,667               $14,212
                           =================================================

*Investments are stated at cost, plus equity in subsequent earnings, net of dividends.

At December 31, 1995, consolidated retained earnings included $5.5 million of undistributed earnings of the Company's unconsolidated investees.

Fifty-four percent of the common shares of G.N. Johnston Equipment Co. Ltd. and various percentages of the other unconsolidated investees are controlled by their management. Upon death or termination of employment, Raymond has agreed to cause the purchase of management's shares based upon a predetermined valuation method. These agreements further provide, under specified conditions, that any of the shares held by Raymond may be purchased by management at a price which will return to Raymond its investment.

The unconsolidated investees also include Material Handling Associates, Inc. ("M.H.A."), a 50% owned joint venture company that was formed in 1991 with Caterpillar Industrial Inc., predecessor of Mitsubishi Caterpillar Forklift America Inc. The Company's minimal financial investment in this joint venture has no carrying value as a result of the initial costs incurred by M.H.A. to develop and market its products. Certain officers of the Company are also officers of M.H.A.

The following is summarized financial information for the unconsolidated investees:

(in Thousands)                1995                1994                1993
- --------------                ----                ----                ----
Revenues                   $302,852            $225,175             $173,300
Gross margin                 75,667              41,901               36,026
Net income                    2,834               1,634                  152
Current assets               80,188              55,215               47,114
Noncurrent assets            30,308              24,304               20,855
Current liabilities          60,983              39,373               36,865
Noncurrent liabilities       25,849              22,897               14,875

The following presents summarized information of Raymond Leasing Corporation that is contained in the Company's consolidated financial statements to conform with the provisions of Statement of Financial Accounting Standards No. 94, "Consolidation of All Majority Owned Subsidiaries":

(in Thousands)                1995                1994                1993
- --------------                ----                ----                ----
Revenues                   $ 12,718            $ 10,583             $  9,551
Gross margin                  5,562               4,602                3,736
Net income                    2,397               1,956                1,522
Total assets                109,243              87,510               66,354
Total liabilities            78,717              59,380               40,181
- --------------------------------------------------------------------------------
D. Property, Plant and Equipment

The composition of property, plant and equipment for Manufacturing and Financial Services at December 31 was:

(in Thousands)                1995                1994                1993
- --------------                ----                ----                ----
Land                       $    609            $    323             $    318
Buildings and
  improvements               17,839              15,982               15,494
Machinery, equipment
  and tools                  28,580              23,332               21,183
Furniture and fixtures        7,537               7,494                6,801
                           -------------------------------------------------
                           $ 54,565            $ 47,131             $ 43,796
                           =================================================
- -------------------------------------------------------------------------------
E. Net Investment in Leases

The Raymond Leasing Corporation leases Raymond(R) and Dockstocker(TM) equipment to customers and its Dealers, including equity investees, under arrangements covering three to seven years. The net investment in direct financing leases represents the present value of future minimum lease payments and the residual value of the equipment of $25.5, $19.4 and $15.4 million at December 31, 1995, 1994 and 1993, respectively. Unearned lease income on fixed rate leases totaled $18.2, $14.2 and $10.0 million at December 31, 1995, 1994 and 1993, respectively.

At December 31, 1995 future minimum lease payments to be received are as follows:

(in Thousands)
- --------------------------------------------------------------------------------
1996                                                 $41,060
1997                                                  26,200
1998                                                  18,752
1999                                                  11,742
2000                                                     979
Thereafter                                               336
                                                    --------
Total future minimum lease payments                   99,069
Residual values                                       25,539
                                                    --------
                                                     124,608
Less unearned income                                  18,198
                                                    --------
                                                    $106,410
                                                    ========
- --------------------------------------------------------------------------------
F. Fair Value of Financial Instruments

The carrying amounts and fair value of significant financial instruments at December 31 were as follows:

(in Thousands)
- --------------------------------------------------------------------------------
1995                            Carrying Amount                  Fair Value
- ----                            ---------------                  ----------
Investment in leases               $106,410                      $104,706
Manufacturing debt                   51,260                        70,995
Financial Services debt              52,396                        53,967

1994
- ----
Investment in leases               $ 84,725                      $ 82,737
Manufacturing debt                   57,500                        64,400
Financial Services debt              24,153                        24,276

1993
- ----
Investment in leases               $ 63,821                      $ 63,614
Manufacturing debt                   57,500                        58,938
Financial Services debt              32,117                        33,452

The carrying value of cash and cash equivalents approximates fair value because of the short-term maturities of these instruments.

The carrying value of advances to unconsolidated investees approximates fair value.

The fair value of the investment in leases is estimated by discounting future cash flows, using current interest rates at which similar leases would be entered into with borrowers with similar credit ratings and maturities.

The fair value of the Company's Manufacturing debt is estimated based on the quoted market price.

The fair value of Financial Services debt is estimated using discounted cash flow analyses, based on current rates offered to the Company for similar types of borrowing arrangements.

The fair value of foreign currency exchange agreements is not significant due to their short-term maturities and the fact that the outstanding agreements were purchased near year-end.

- --------------------------------------------------------------------------------
G. Stock Options

The shareholders of the Company have approved stock option plans for officers, directors and key employees. At December 31, 1995, there are 315,750 unoptioned shares available under these plans. The exercise price of options granted is equal to the fair market value of the common stock on the date of grant, except for greater than 5% shareholder officers whose exercise price is 110% of the fair market value on the date of grant, and options expire ten years from the date of the grant.

The status of these plans at December 31 was as follows (the stock option data for 1994 and 1993 has been restated to reflect the effects of the 1995 5% stock dividend):

            Outstanding                                           Options
                Options              Price Range              Exercisable
- --------------------------------------------------------------------------------
1995            322,356             $ 7.65 - $19.27             246,038
1994            415,249               7.65 -  19.27             336,032
1993            355,640               7.65 -  19.27             270,902

Options exercised in these plans are summarized as follows:
                Options
              Exercised              Price Range
- ----------------------------------------------------
1995            168,991             $ 7.65 - $18.48
1994             19,614               7.65 -  15.64
1993            140,279               7.65 -  15.84

Stock options issued to officers and key employees are subject to stock appreciation rights covering up to one-half the number of optioned shares. Options outstanding subject to stock appreciation rights at December 31 were:
1995 - 277,419; 1994 - 359,879 and 1993 - 301,879. The exercise of stock appreciation rights by an optionee is in lieu of exercising the option to purchase and will result in a reduction of an equivalent number of optioned shares.

Stock appreciation rights provide for cash payment equal to the appreciation in value of the shares under option from the date the option was granted.

- --------------------------------------------------------------------------------
H. Debt and Lease Obligations

(in Thousands)                                                                    1995            1994            1993
- ------------------------------------------------------------------------------------------------------------------------
Manufacturing Debt
Subordinated Debt
6.50% convertible debentures due December 15, 2003. Interest is
  payable semi-annually                                                         $51,260        $57,500         $57,500
                                                                               =======================================
Financial Services Debt
  Short-term borrowings under lines of credit at variable interest rates
     (6.75% in 1995 and 7.00% in 1994)                                          $ 1,000        $ 3,000          $    _
  6.35% note, principal is payable in quarterly installments of approximately
     $0.3 million through July 1, 1997. Interest is payable quarterly             2,188          3,438           4,688
  8.75% note, remaining principal is payable on March 1, 1996                     2,858          5,715          11,429
  8.86% note, principal is payable in annual installments of $4.0 million
    through November 27, 1997. Interest is payable semi-annually                  8,000         12,000          16,000
  Various notes executed under revolving and term loan agreements with maturities ranging from December 31, 1999 through December 31, 2000.
    Aggregate quarterly principal payments of approximately $2.1 million are required through December 31, 1999 when the first notes mature. Interest is
    payable quarterly at rates ranging from 6.40% to 8.40%                       38,350             _               _
                                                                               ---------------------------------------
Total Financial Services Debt                                                   $52,396       $24,153          $32,117
                                                                               =======================================

Annual repayments of debt obligations are as follows:

                                      Manufacturing              Financial
(in Thousands)                                 Debt          Services Debt
- --------------------------------------------------------------------------------
        1996                                $    _                 $19,108
        1997                                     _                  13,138
        1998                                     _                   8,200
        1999                                     _                   8,200
        2000                                     _                   3,750
        Thereafter                           51,260                      _
                                            ------------------------------
        Total                               $51,260                $52,396
                                            ==============================

The 6.50% convertible subordinated debentures are convertible into shares of common stock at a rate adjusted for stock dividends of approximately 59.27 shares for each $1,000 principal amount of debentures. The Company has reserved approximately 3.0 million shares of common stock for such conversion. These debentures are redeemable at prices ranging from 103.50% of principal to par depending upon the redemption date. The debentures are convertible at any time prior to maturity and are redeemable any time on or after December 15, 1996, in whole or in part, at the option of the Company. In the third quarter of 1995, $6.2 million of the Company's convertible subordinated debentures were converted into 369,868 shares of common stock at the original stated conversion rate adjusted for stock dividends.

Terms of certain notes provide, among other things, that Raymond Leasing Corporation, a wholly-owned subsidiary, must maintain a minimum working capital and a specified working capital ratio, and is subject to certain debt agreements that limit cash dividends and loans to the Company. At December 31, 1995, the restricted retained earnings of Raymond Leasing Corporation were approximately $25.3 million.

The Company and its subsidiaries had unused lines of credit totaling approximately $39.3 million at December 31, 1995 of which approximately $21.7 million may be converted into long-term debt. No significant commitment fees are paid for these lines.

Rent expense under operating leases amounted to approximately $2.1, $1.6 and $1.7 million in 1995, 1994 and 1993, respectively. At December 31, 1995, the Company was obligated for future minimum lease payments under noncancelable operating leases for certain equipment as follows:

(in Thousands)
- --------------------------------------------------------------------------------
        1996                                $   953
        1997                                    744
        1998                                    535
        1999                                      8
        Thereafter                                _
                                            -------
                                            $ 2,240
                                            =======

- --------------------------------------------------------------------------------
I. Retirement and Benefit Plans

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

(in Thousands)                   1995               1994               1993
- --------------------------------------------------------------------------------
Actuarial present
  value of accumulated
  benefit obligation,
  including vested
  benefits of
  $20,234 in 1995,
  $15,298 in 1994
  and $15,414 in 1993         $(21,806)          $(16,532)          $(16,811)
                              ==============================================
Plan assets at fair value,
  primarily listed stocks
  and bonds held in
  trust                         30,737             24,990             26,322
Projected benefit
  obligation for service
  rendered to date             (29,650)           (21,662)           (22,931)
                             -----------------------------------------------
Plan assets in excess
  of projected benefit
  obligation                     1,087              3,328              3,391
Unrecognized net
  transition asset              (1,692)            (2,038)            (2,415)
Unrecognized net loss
  from past experience
  different from that
  assumed and effect of
  change in assumptions          1,743                145                942
Unrecognized prior
  service cost                     332                363                403
                             -----------------------------------------------
Prepaid pension cost
  included in
  other assets               $   1,470            $ 1,798           $  2,321
                             ===============================================

Net pension cost for the plans included the following components:

(in Thousands)                   1995               1994               1993
- --------------------------------------------------------------------------------
Service cost -- benefits
  earned during the
  period                     $   1,253            $ 1,378          $    958
Interest cost on
  projected benefit
  obligation                     1,859              1,604             1,449
Actual return on
  plan assets                   (5,990)               341            (2,619)
Net amortization
  and deferral                   3,704             (2,773)              397
                             -----------------------------------------------
Net periodic
  pension cost               $     826           $    550          $    185
                             ===============================================

The assumptions used to develop the projected benefit obligation as of December
31 were as follows:
                                 1995               1994               1993
- --------------------------------------------------------------------------------
Weighted average
  discount rate                  7.00%             8.50%              7.00%
Rate of increase in
  compensation                   5.50%             5.50%              5.50%
Expected return on
  plan assets                    8.50%             8.50%              8.50%

The actuarial present value of the projected benefit obligation for the U.S. plan increased by approximately $4.9 million at December 31, 1995 and decreased approximately $4.2 million at December 31, 1994 as a result of the changes in the weighted average discount rate. The decrease in 1994 was partially offset by changes in the actuarial assumptions for the Company's foreign plan.

The Company has profit sharing plans covering substantially all of its employees. The aggregate expense of these plans, as determined by the Board of Directors, was $3.8 million in 1995, $2.9 million in 1994 and $1.3 million in 1993. In addition, a salary-reduction 401(k) Plan is offered to the Company's U.S. employees.

The Company has an unfunded supplemental benefits equalization plan designed to maintain benefit levels for all employees at the plans' formula levels in instances where individual benefits are limited by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

A deferred compensation plan is provided for employees and directors whereby the individual has the right to defer a portion of his or her current salary. The liability for amounts so deferred has been accrued.

The Company has a formal bonus plan for key executives. The plan provides, among other things, that the annual bonus be computed on pre-tax income after consideration for a return on consolidated shareholders' equity. Charges to operations under this plan were $1.9 million in 1995, $1.4 million in 1994 and $0.5 million in 1993.
- --------------------------------------------------------------------------------
J. Postretirement Benefits

In addition to the Company's defined benefit pension plans, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits. The plan is available to certain existing U.S. retirees at March 31, 1993. In addition, U.S. full-time employees who had attained age 55 with at least 15 years continuous service as of March 31, 1993 are eligible to receive medical benefits under the plan subject to a premium limitation of $200 per month. No other current or future employees will be covered by this plan. The plan contains other cost sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of these medical benefits as premiums are paid and claims are submitted.

The following table presents the plan's funded status reconciled with amounts recognized in the Company's consolidated balance sheets at December 31:

(in Thousands)                   1995               1994               1993
- --------------------------------------------------------------------------------
Accumulated
  postretirement
  benefit obligation:
  Retirees                    $(2,779)           $(2,777)            $(3,805)
  Fully eligible active
    plan participants            (892)              (835)             (1,086)
  Other active plan
    participants                  (57)               (38)                (43)
                              ----------------------------------------------
                               (3,728)            (3,650)             (4,934)
Plan assets at fair value           _                  _                   _
                              ----------------------------------------------
Accumulated
  postretirement
  benefit obligation in
  excess of plan assets        (3,728)            (3,650)             (4,934)
Unrecognized net
  (gain)/loss                    (329)              (467)                802
Unrecognized transition
  obligation                    3,524              3,731               3,938
                              ----------------------------------------------
Accrued postretirement
  benefit cost                $  (533)            $ (386)            $  (194)
                              ==============================================

Net periodic postretirement benefit cost includes the following components:

(in Thousands)                   1995               1994               1993
- --------------------------------------------------------------------------------
Service cost                  $     4             $    5             $     3
Interest cost                     259                314                 318
Amortization of transi-
  tion obligation over
  20 years                        207                207                 207
Net amortization and
   deferral                        15                  7                  _
                              ----------------------------------------------
Net periodic postretire-
  ment benefit cost           $   485             $  533             $   528
                              ==============================================

The assumptions used to develop the net postretirement benefit expense and the present value of benefit obligations were as follows:

                                 1995               1994               1993
- --------------------------------------------------------------------------------
Weighted average
    discount rate               7.00%              8.50%               7.00%
Health care cost trend rate:
    Retirees under age 65      10.00%             10.50%              11.00%
    Retirees age 65 and
      older                     7.75%              8.00%               8.25%

The health care cost trend rate for retirees under age 65 is assumed to decline by 1/2% per year until an ultimate rate of 5.50% is reached in 2005 and later years. For retirees age 65 and older, the health care cost trend rate is assumed to decline by 1/4% per year until an ultimate rate of 5.50% is reached in 2005 and later years.

The accumulated postretirement benefit obligation increased by approximately $0.4 million in 1995 and decreased by approximately $0.5 million in 1994 as a result of the changes in the weighted average discount rate.

The effect of increasing the assumed health care cost trend rates by one percentage point in each year would not be material.

- --------------------------------------------------------------------------------
K. Accrued Liabilities

Accrued liabilities for Manufacturing and Financial Services are summarized as follows:

(in Thousands)                   1995               1994               1993
- --------------------------------------------------------------------------------
Insurance                     $ 7,724            $ 6,113           $ 4,764
Service agreements              3,878              2,619             1,841
Compensation                    3,467              3,703             2,322
Profit sharing                  1,538              1,410               596
Stock appreciation rights       1,120                888               538
Interest                          876                510               904
Commissions                       795                981               646
Other                           3,018              1,596               859
                              --------------------------------------------
                              $22,416            $17,820           $12,470
                              ============================================

- --------------------------------------------------------------------------------
L. Income Taxes

The components of income before income taxes consisted of the following:

(in Thousands)                   1995               1994               1993
- --------------------------------------------------------------------------------
Domestic                      $ 8,269            $ 5,645             $ 2,184
Foreign                        12,546             10,308               5,763
                              ----------------------------------------------
                              $20,815            $15,953             $ 7,947
                              ==============================================

Federal, foreign and state income tax expense (benefit) consisted of the following:

(in Thousands)                   1995               1994               1993
- --------------------------------------------------------------------------------
Currently payable:
  Federal                    $ 4,692              $ 1,637             $ 1,727
  Foreign                      4,675                4,199               2,321
  State                          673                  353                 197
                             ------------------------------------------------
                              10,040                6,189               4,245
                             ------------------------------------------------
Deferred:
  Federal                     (1,757)                 401                (952)
  Foreign                         24                 (250)                (34)
  State                         (219)                  88                 (57)
                             ------------------------------------------------
                              (1,952)                 239              (1,043)
                             ------------------------------------------------
Total income tax
  expense                    $ 8,088              $ 6,428             $ 3,202
                             ================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

(in Thousands)                   1995               1994               1993
- --------------------------------------------------------------------------------
Deferred tax assets:
  Insurance reserves          $ 2,626             $ 2,058             $ 1,620
  Compensation                  2,268               1,846               1,129
  Accounts receivable           1,579               1,088                 595
  Service agreements              821                 641                 448
  Inventory                       762                 640                 617
  Other                         1,009                 774                 738
  Tax credit carryforward           _                   _               2,150
                              -----------------------------------------------
    Total deferred
        tax assets              9,065               7,047               7,297
                              -----------------------------------------------
Deferred tax liabilities:
  Lease finance revenues        4,696               4,207               3,892
  Excess tax over book
   depreciation                 1,281               1,262               1,253
  Pension assets                  497                 707                 943
  LIFO inventory
   accounting change              471                 621                 849
  Other                           668                 670                 576
                              -----------------------------------------------
  Total deferred tax
   liabilities                  7,613               7,467               7,513
                              -----------------------------------------------
  Net deferred tax
   asset (liability)          $ 1,452            $   (420)            $  (216)
                              ===============================================

The differences between the income tax provisions and the amounts computed by applying the U.S. Federal statutory rate (35% in 1995 and 1994 and 34% in 1993) are explained as follows:

(in Thousands)                   1995               1994               1993
- --------------------------------------------------------------------------------
Statutory provision           $ 7,285            $ 5,584             $ 2,702
State income taxes, net
  of federal tax benefit          295                287                  92
Foreign subsidiaries              308                341                 328
Other -- net                      200                216                  80
                              ----------------------------------------------
Provision                     $ 8,088            $ 6,428            $  3,202
                              ==============================================

The Raymond Corporation files a consolidated federal tax return which includes Raymond Leasing Corporation and all other significant domestic subsidiaries.

Deferred income taxes and income taxes payable reported in the consolidated balance sheets include the aggregate amounts for Manufacturing and Financial Services.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $43.7 million at December 31, 1995. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $4.4 million would be payable upon remittance of all previously unremitted earnings at December 31, 1995.

- --------------------------------------------------------------------------------
M. Business Segment Information

The Company operates predominantly in one business segment, that being the design, manufacture, sale, leasing and short-term rental of materials handling equipment. Revenues from unaffiliated customers are realized primarily through its Dealer Network which is predominantly located in North America.

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

A summary of information about the Company's operation within the one business segment follows:

(in Thousands)
- --------------------------------------------------------------------------------
Product Mix                    1995               1994                  1993
- --------------------------------------------------------------------------------
Total Revenues               $285,383           $229,547              $171,949
Narrow and very
  narrow aisle applications       60%                57%                   53%
All other applications            18%                20%                   22%
Repair and replacement parts      16%                17%                   18%
Leasing and rentals                5%                 5%                    6%
Other income                       1%                 1%                    1%
- --------------------------------------------------------------------------------
Geographic Areas                1995               1994                 1993
- --------------------------------------------------------------------------------
United States:
 Unaffiliated customers      $163,737           $129,460              $ 98,436
 Interarea sales
  and transfers*               23,015             20,136                15,785
                             -------------------------------------------------
                              186,752            149,596               114,221
Canada:
 Unaffiliated customers        12,553             10,880                 9,685
 Interarea sales
  and transfers               101,134             81,891                56,457
                             -------------------------------------------------
                              113,687             92,771                66,142
 Eliminations                 (15,056)           (12,820)               (8,414)
                             -------------------------------------------------
Total
  Revenues                   $285,383           $229,547              $171,949
                             =================================================

                               1995               1994                  1993
- --------------------------------------------------------------------------------
Operating Income:
United States                $ 12,028           $  9,573              $  3,782
Canada                         12,508             10,331                 5,930
                             -------------------------------------------------
                             $ 24,536           $ 19,904              $  9,712
                             =================================================
Identifiable Assets:
United States                $210,510           $180,196              $165,740
Canada                         39,417             24,180                25,009
                             -------------------------------------------------
                             $249,927           $204,376              $190,749
                             =================================================

*Includes sales of $12,477, $11,082 and $9,582 in 1995, 1994 and 1993, respectively, to unconsolidated Canadian company at arms-length pricing.

- --------------------------------------------------------------------------------

N. Commitments and Contingencies

The Company's Greene, New York facility has implemented an accelerated capital expenditure program as part of an estimated $12 million modernization plan which encompasses new production equipment, manufacturing processes and management information systems. The program is expected to be completed by late 1996 and approximately $6.9 million has been expended or committed through December 31, 1995. The remaining expenditures will be funded by a combination of internally generated resources and existing credit facilities.

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

The Company is also one of fourteen defendants in a private environmental lawsuit. The plaintiffs have alleged that scrap metal purchased from the Company was hazardous and/or was coated with certain solvents and/or cutting oils. Plaintiffs have the burden of proving the nature and extent of the Company's contribution to the site, as well as the burden of proving what portion of the material delivered to the site was "hazardous" as that term is defined in the environmental statutes. The Company is aggressively defending the claim and does not believe it is likely to have a material adverse effect on the Company.

In addition to the matters discussed above, the Company is subject to various other legal proceedings, claims and liabilities which have arisen in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial results of operations or financial position of the Company.

- --------------------------------------------------------------------------------
O. Quarterly Information (Unaudited)
(in Thousands, except per share figures)

1995 Quarters                     First                   Second                      Third                           Fourth
- --------------------------------------------------------------------------------------------------------------------------------
  Revenues                       $73,007                 $72,843                      $68,959                         $70,574
  Gross profit*                   17,256                  17,651                       15,236                          16,303
  Net income                       3,075                   3,485                        3,002                           3,512
  Per share amounts:
    Net income (Primary)             .46(1)                  .52(1)                       .43                             .50
    Net income (Fully Diluted)       .36                     .40                          .35                             .40
    Market price range:
                     High          18.33                   22.25                        21.25                           23.50
                     Low           15.00                   18.50                        18.25                           19.31

1994 Quarters                     First                   Second                      Third                           Fourth
- --------------------------------------------------------------------------------------------------------------------------------
  Revenues                       $51,207                 $58,577                      $53,881                         $65,882
  Gross profit*                   11,972                  13,473                       12,052                          16,208
  Net income                       2,004                   2,464                        2,153                           3,106
  Per share amounts:
    Net income (Primary)             .30                     .37                          .32                             .47
    Net income (Fully Diluted)       .26                     .30                          .27                             .37
    Market price range:
                     High          16.55                   19.05                        20.71                           20.24
                     Low           14.29                   15.95                        17.62                           15.24


*Includes net sales, lease finance revenues and rental revenues less applicable expenses.

(1) Primary earnings per share would have been $0.45 and $0.50 in the first and second quarters of 1995, respectively, if the $6.2 million conversion of debentures had occurred as of January 1, 1995.

The Raymond Corporation is traded on the NASDAQ National Market System (ticker symbol RAYM). The common stock market prices indicated in the tables above represent inter-dealer prices as reported by NASDAQ without retail markups, markdowns or commissions and do not necessarily represent actual transactions.

- --------------------------------------------------------------------------------
Directors' Affiliations and Committees

Ross K. Colquhoun       Director since 1984
Chairman of the Board and Chief Executive Officer
The Raymond Corporation

Chairman of the Board,
G.N. Johnston Equipment Co. Ltd.
Toronto, Ontario, Canada

Chairman of the Board,
Associated Material Handling Industries, Inc.
Elmhurst, Illinois

Ex Officio Member of all Committees of the Board of Directors except for the Audit Committee and Executive Compensation Committee

James J. Malvaso        Appointed Director 1995
President and Chief Operating Officer
The Raymond Corporation

Finance Committee, Member
Pension Plan Review Committee, Member
Profit Sharing Retirement Plans, Trustee
Savings Plan Investment Committee, Member

James F. Matthews       Director since 1994
President
The Matco Group, Incorporated

Audit Committee, Member
Executive Compensation Committee, Member
Human Resource Committee, Member

John E. Mott    Director since 1974
Secretary
Raymond Industrial Equipment, Limited
Brantford, Ontario, Canada

Audit Committee, Member
Pension Plan Review Committee, Member

Michael R. Porter       Director since 1989
President
Nexus Corporation
Northglenn, Colorado

Audit Committee, Chairman
Executive Committee, Member
Executive Compensation Committee, Member
Human Resource Committee, Member

George G. Raymond, Jr.  Director since 1946
Consultant
The Raymond Corporation

Executive Committee, Chairman
Finance Committee, Member
Human Resource Committee, Member

Arthur M. Richardson    Director since 1984
President
Richardson Capital Corporation
Rochester, New York

Executive Committee, Member
Finance Committee, Chairman
Pension Plan Review Committee, Member
Profit Sharing Retirement Plans, Trustee
Savings Plan Investment Committee, Member

Dr. M. Richard Rose     Director since 1979
Former President
Rochester Institute of Technology
Rochester, New York

Executive Committee, Member
Executive Compensation Committee, Chairman
Human Resource Committee, Chairman

John V. Sponyoe         Director since 1995
President
Loral Federal Systems - Owego
Owego, New York

Audit Committee, Member
Finance Committee, Member

Michael O. Womack       Director since 1995
President
Womack Material Handling Systems, Inc.

Pension Plan Review Committee, Chairman
Profit Sharing Retirement Plans, Chairman of Trustees
Savings Plan Investment Committee, Chairman

Christian D. Gibson     Director Emeritus since 1994
Consultant
The Raymond Corporation
- --------------------------------------------------------------------------------
Corporate Officers, Principal Subsidiaries and
External Services

Corporate Officers

Ross K. Colquhoun
Chairman of the Board and
Chief Executive Officer

James J. Malvaso
President and
Chief Operating Officer

William B. Lynn
Executive Vice President and
Chief Financial Officer

James B. Bennett, III
Vice President - Sales and
Dealer Development

James W. Davis
Vice President - Engineering

Jerome R. Dinn
Vice President - National Accounts

Margaret L. Gallagher
Vice President - Marketing

Paul J. Sternberg
Vice President - General Counsel and Secretary

William L. O'Mara
Treasurer

John F. Everts
Corporate Controller

Cathy J. Hawkes
Assistant Secretary


Shareholder Inquiries
Communications concerning shareholder address changes, stock transfers, changes of ownership and dividend reinvestment statements should be directed to:
    American Stock Transfer & Trust Company
    40 Wall Street, 46th Floor
    New York, New York 10005
    212-936-5100

Principal
Subsidiaries

Dockstocker Corporation
Greene, New York

The Raymond Export Corporation
St. Thomas, U.S. Virgin Islands

Raymond Industrial Equipment, Limited
Brantford, Ontario, Canada

Raymond Leasing Corporation
Greene, New York

Raymond Sales Corporation
Greene, New York

Raymond Transportation Corporation
Greene, New York

R.H.E. Ltd.
Brantford, Ontario, Canada

External Services

Legal Counsel
Nixon, Hargrave, Devans & Doyle LLP
Rochester, New York

Independent Auditors
Ernst & Young LLP
Syracuse, New York

Transfer Agent and Registrar
American Stock Transfer & Trust Company
New York, New York

Securities Listings
Common stock:
NASDAQ National Market System
ticker symbol RAYM

Subordinated convertible debentures:
NASDAQ Small-Cap Market
ticker symbol RAYMG

Design, Production & Composition:
    The Raymond Corporation/Marketing Communications
    JD Associates Advertising & Marketing Services

Photography:
    L.A. Oliver Photography, Inc./Lou Oliver
    Deiter Hessel
    Fred Smith Associates/Doug Sanford

Lithography:
    Midstate Litho